October 11, 2016

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement of Active Alts Long/Short U.S. Equity Fund, a series of ETFis Series Trust I (File Nos. 333-187668 and 811-22819) (“Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Registrant hereby respectfully requests the withdrawal of Post-Effective Amendment No. 48 to Registrant’s Registration Statement on Form N-1A (“PEA 48”) for the Active Alts Long/Short U.S. Equity Fund (the “Fund”) and all exhibits thereto filed electronically with the Securities and Exchange Commission via EDGAR on June 8, 2015 (Accession No.: 0000891092-15-005009).

The Registration Statement was filed for the purpose of creating the Fund as a new series of Registrant. Registrant has since determined not to move forward with offering shares of the Fund. Registrant represents that no securities of the Fund were issued or sold pursuant to PEA 48.

If you have any questions or require anything further, please contact me at 646.923.9767 if you have any additional questions or comments.

Very truly yours,

ETFIS SERIES TRUST I

/s/ William J. Smalley
William J. Smalley, President